Exhibit (a)(5)(f)

FOR IMMEDIATE RELEASE

August 13, 2007

Company:	Dominion

Contacts:

Media:	Mark Lazenby, 804-819-2042, Mark.Lazenby@dom.com Ryan Frazier, 804-819-2521, C.Ryan.Frazier@dom.com
Analysts:	Joseph O’Hare, 804-819-2156, Joseph.OHare@dom.com Greg Snyder, 804-819-2383, James.Gregory.Snyder@dom.com

DOMINION ANNOUNCES FINAL RESULTS OF EQUITY TENDER OFFER

RICHMOND, Va. – Dominion (NYSE:D) announced today the final results of its modified Dutch auction tender offer, which expired at 5:00 p.m., Eastern time, on Aug. 7, 2007.

Based on the final count by Continental Stock Transfer & Trust Co., the depositary for the tender offer, 57,751,767 shares were properly tendered, and not withdrawn at prices at or below $91.00 per share. Based on these results, Dominion has accepted these shares for purchase at a price of $91.00 per share for a total cost of approximately $5.3 billion, excluding fees and expenses related to the tender. The 57,751,767 shares represent 16.5 percent of the shares outstanding on July 31, 2007. Following completion of the tender offer, Dominion will have approximately 291.2 million shares of common stock outstanding.

The shares to be purchased include the 55 million shares the company initially offered to purchase and 2,751,767 million additional shares of its outstanding common stock that the company has elected to purchase pursuant to the terms of its tender offer.

The company expects that payment for the shares accepted for purchase will occur Aug. 15.

In the tender offer, shareholders had the opportunity to tender some or all of their shares at a price not less than $82.00 per share and not more than $92.00 per share.

Dominion is authorized to repurchase additional shares from time to time through open market purchases, or in private or other transactions. Rule13e-4(f) under the Securities Exchange Act of 1934, as amended, prohibits the company from purchasing any shares, other than in the tender offer, until at least 10 business days after the expiration of the tender offer. Accordingly, any such additional repurchases outside of the tender offer may not be made until at least 10 business days after the expiration of the tender offer. Any questions with regard to the tender offer may be directed to Georgeson Inc., the information agent, at (888) 605-7548. The dealer managers for the tender offer were Morgan Stanley and Merrill Lynch.

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